UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **November 21, 2008**

LEGG MASON, INC.

(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)
100 Light Street, Baltimore, Maryland		**21202**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

(a) On November 21, 2008, the Total Return Swap Transactions Agreement dated December 28, 2007 (as amended, the "TRS") between Legg Mason, Inc. (the "Company") and Barclays Bank, PLC (the "Bank") was amended and restated to extend its expiration to November 24, 2009. In addition, due to maturities of and principal payments on the underlying securities, the total amount of securities covered by the TRS decreased from $890 million in December, 2007 to $355 million. To secure its obligations under the total return swap arrangements, the Company has provided $209 million in cash collateral, which may be increased or decreased based on changes in the market value of the underlying securities or upon any repayment of any of the underlying securities.

(b) On November 21, 2008, the Company, as Borrower; Citibank, N.A., as Administrative Agent ("Citibank") and the other banks party thereto, entered into Amendment No. 5 ("Amendment No. 5") to the unsecured 5-Year Revolving Credit Agreement dated October 14, 2005, as amended (the "Credit Agreement") among the Company, Citibank and the other banks party thereto. In addition, on November 21, 2008 the Company, Citibank and the other banks party thereto, entered into Amendment No. 4 ("Amendment No. 4" and, together with Amendment No. 5, the "November 21 Amendments") to the Term Loan Agreement dated October 14, 2005, as amended (the "Term Loan") among the Company and the other banks party thereto. Each of the November 21 Amendments (a) increases the maximum leverage ratio permitted under the applicable agreement from 2.5 to 3.0, (b) increases the exclusion from Consolidated EBITDA, for purposes of calculation of the financial covenants, of cash charges realized in connection with securities issued by structured investment vehicles and other similar conduits from $750 million to $2.75 billion and (c) increases the interest rate paid thereunder. In addition, the Company paid a fee to the Lenders for the November 21 Amendments.

The foregoing descriptions of the TRS and the November 21 Amendments do not purport to be complete and are qualified in their entirety by reference to the TRS, the November 21 Amendments, the Credit Agreement and the Term Loan, which are filed as exhibits hereto and incorporated herein by reference.

(c) On December 1, 2008, the Company and its wholly owned subsidiary, LM Capital Company, LLC (together with the Company, the "LM Parties"), entered into a capital support agreement (the "LRP CSA") with the Liquid Reserves Portfolio, a series of Master Portfolio Trust ("LRP"). LRP is a money market fund managed by a subsidiary of the Company. The LRP CSA requires the LM Parties to make up to $135 million in capital contributions to LRP in certain circumstances upon LRP realizing a loss on the disposition or restructuring of LRP's investment in $432.2 million in securities issued by Gryphon Funding Ltd./Cheyne Finance, LLC ("Gryphon") in excess of the amount covered by a $150 million letter of credit previously provided by the Company. If LRP holds any of the underlying securities, or holds securities into which the underlying securities have been restructured, on March 2, 2009, the business day before the LRP CSA's term expires, LRP is required to sell those securities and the LM Parties will make capital contributions under the LRP CSA to cover any resulting loss that is not covered by the letter of credit up to the maximum contribution amount under the LRP CSA. The LRP CSA may be terminated without any capital contributions being made thereunder before its term expires in certain circumstances, including if the underlying securities are sold from LRP or restructured into securities that are rated one of the two highest short-term categories by two requisite rating agencies without incurring a loss.

The LM Parties have provided an aggregate of $135 million in collateral to LRP to secure their obligations under the LRP CSA. As of the date the LRP CSA was issued, the LM Parties have established derivative liabilities for the fair value of their obligations to make capital contributions to LRP thereunder. The amount of these liabilities will increase or decrease if the LM Parties' obligations under the LRP CSA fluctuate principally based on the fair value of the underlying securities.

(d) On December 1, 2008, the Company amended two capital support agreements that were entered into on March 31, 2008 and amended on September 18, 2008 (the "Amended LRP CSAs"), one each with its wholly owned subsidiaries LM Capital Company, LLC, and LM Capital Support III, LLC (together with the Company, the "LRP Support Providers"), and LRP. Under each Amended LRP CSA, the LRP Support Providers will make capital contributions to the LRP in certain circumstances upon LRP realizing a loss on the disposition or restructuring of its investment in specific underlying securities described below. One Amended LRP CSA was amended to increase the maximum capital contributions that the LRP Support Providers will make thereunder from $500 million to $650 million in connection with $1.03 billion in asset-backed commercial paper issued by Axon Financial Funding LLC, a structured investment vehicle ("Axon"), and the other Amended LRP CSA was amended to increase the maximum capital contributions that the LRP Support Providers will make thereunder from $250 million to $275 million in connection with $342.5 million in asset-backed commercial paper issued by Issuer Entity LLC (successor to Ottimo Fund Ltd.), a conduit similar to a structured investment vehicle ("Issuer Entity").

The LRP Support Providers have provided an additional $150 million in collateral to LRP to secure their obligations under the Amended LRP CSA relating to the securities issued by Axon and an additional $25 million in collateral to LRP to secure their obligations under the Amended LRP CSA relating to the securities issued by Issuer Entity.

(e)   On December 1, 2008, the Company amended three capital support agreements that were entered into on June 30, 2008 (the "Amended WAMMF CSAs"), with its wholly owned subsidiary LM Capital Support V, LLC (together with the Company, the "WAMMF Support Providers") and the Western Asset Money Market Fund, a series of Legg Mason Partners Money Market Trust ("WAMMF"), a money market fund managed by a subsidiary of the Company. Under each Amended WAMMF CSA, the WAMMF Support Providers will make capital contributions to the WAMMF in certain circumstances upon the WAMMF realizing a loss on the disposition or restructuring of its investment in specific underlying securities described below. One Amended WAMMF CSA was amended to increase the maximum capital contributions that the WAMMF Support Providers will make thereunder from $125 million to $185 million in connection with $287.2 million in securities issued by Axon, another Amended WAMMF CSA was amended to increase the maximum capital contributions that the WAMMF Support Providers will make thereunder from $20 million to $30 million in connection with $41.4 million in securities issued by Gryphon and the third Amended WAMMF CSA was amended to increase the maximum capital contributions that the WAMMF Support Providers will make thereunder from $55 million to $70 million in connection with $87.2 million in securities issued by Issuer Entity.

The WAMMF Support Providers have provided an additional $60 million in collateral to the WAMMF to secure their obligations under the Amended WAMMF CSA relating to the Axon securities, an additional $10 million in collateral to the WAMMF to secure their obligations under the Amended WAMMF CSA relating to the Gryphon securities and an additional $15 million in collateral to the WAMMF to secure their obligations under the Amended WAMMF CSA relating to the Issuer Entity securities.

(f) On December 1, 2008, the Company amended two capital support agreements that were entered into on June 30, 2008 and September 18, 2008, respectively (the "Amended WAIMMF CSAs"), one each with its wholly owned subsidiaries LM Capital Support V, LLC and LM Capital Company, LLC, respectively (together with the Company, the "WAIMMF Support Providers") and the Western Asset Institutional Money Market Fund, a series of Legg Mason Partners Money Market Trust ("WAIMMF"), a money market fund managed by a subsidiary of the Company. Under each Amended WAIMMF CSA, the WAIMMF Support Providers will make capital contributions to the WAIMMF in certain circumstances upon the WAIMMF realizing a loss on the disposition or restructuring of its investment in specific underlying securities described below. One Amended WAIMMF CSA was amended to increase the maximum capital contributions that the WAIMMF Support Providers will make thereunder from $20 million to $30 million in connection with $44.3 million in securities issued by Axon and the other Amended WAIMMF CSA was amended to increase the maximum capital contributions that the WAIMMF Support Providers will make thereunder from $20 million to $30 million in connection with $75 million in asset-backed commercial paper issued by Orion Financial USA LLC, a structured investment vehicle ("Orion").

The WAIMMF Support Providers have provided an additional $10 million in collateral to the WAIMMF to secure their obligations under the Amended WAIMMF CSA relating to the Axon securities and an additional $10 million in collateral to the WAIMMF to secure their obligations under the Amended WAIMMF CSA relating to the Orion securities.

(g) On December 1, 2008, the Company amended and restated a capital support agreement that was entered into on June 30, 2008 (the "Amended LMGF CSA"), with its wholly owned subsidiary LM Capital Support V, LLC (together, with the Company, the "LMGF Support Providers") and the Legg Mason Global Funds plc ("LMGF"), an umbrella investment company managed by a subsidiary of the Company. Under the Amended LMGF CSA, the LMGF Support Providers will make capital contributions to the LMGF in certain circumstances upon the LMGF realizing a loss on the disposition or restructuring of its investment in $43.6 million in securities issued by Issuer Entity. The Amended LMGF CSA was amended to increase the maximum capital contributions that the LMGF Support Providers will make thereunder from $20 million to $25 million.

The LMGF Support Providers have provided an additional $5 million in collateral to the LMGF to secure their obligations under the Amended LMGF CSA.

As a result of the LRP CSA and the amendments contained in the Amended LRP CSAs, the Amended WAMMF CSAs, the Amended WAIMMF CSAs and the Amended LMGF CSA, the Company estimates that it will incur an incremental aggregate charge to its operating results of $159.7 million ($98.6 million net of taxes, or $0.70 per diluted share) to date for the quarter ending December 31, 2008, reflecting the fair value of the underlying securities as of December 1, 2008.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

As discussed in Item 1.01(a) above, which disclosure is incorporated herein by reference, on November 21, 2008, the Company and the Bank amended and restated the TRS. Under the amended TRS, the Company will pay to the Bank any losses (including losses incurred through a sale of the securities) the Bank incurs from its ownership of specified underlying securities and a return on the price paid for the securities equal to the LIBOR rate plus 200 basis points, and the Bank will pay to the Company any interest or other amounts it receives on the securities in excess of the price it paid for the securities. The maximum future amount that the Company could be required to pay under the TRS would be $337 million, the purchase price the Bank paid for the underlying securities as adjusted for subsequent repayments, plus financing costs.

As discussed in Item 1.01(c) above, which disclosure is incorporated herein by reference, the Company has entered into the LRP CSA with LRP. The maximum future amount that the Company could be required to pay under the LRP CSA would be the $135 million aggregate contribution amount.

As discussed in Item 1.01(d) above, which disclosure is incorporated herein by reference, the Company has amended two existing capital support agreements with LRP. The maximum future amount that the Company could be required to pay under the Amended LRP CSAs would be the $925 million aggregate contribution amount.

As discussed in Item 1.01(e) above, which disclosure is incorporated herein by reference, the Company has amended three capital support agreements with WAMMF. The maximum future amount that the Company could be required to pay under the Amended WAMMF CSAs would be the $285 million aggregate contribution amount.

As discussed in Item 1.01(f) above, which disclosure is incorporated herein by reference, the Company has amended two capital support agreements with WAIMMF. The maximum future amount that the Company could be required to pay under the Amended WAIMMF CSAs would be the $60 million aggregate contribution amount.

As discussed in Item 1.01(g) below, which disclosure is incorporated herein by reference, the Company has amended a capital support agreement with LMGF. The maximum future amount that the Company could be required to pay under the Amended LMGF CSA would be the $25 million aggregate contribution amount.

Item 8.01   **Other Events.**

As of November 28, the Company's liquidity business had approximately $167.1 billion of assets under management. Of this amount, investments by money market funds in structured investment vehicles and other similar conduits represented approximately 1.7%. As discussed in the Company's earlier filings, the Company has previously taken steps to provide support for investments in securities issued by structured investment vehicles and other similar conduits by money market funds managed by a Company subsidiary, including by the Company or the Bank (as part of the TRS arrangements) acquiring certain securities from money market funds which acquired securities are not included in the numbers contained in the previous sentence. Attached hereto as Exhibit 99.1 and incorporated herein by reference is a press release discussing the actions disclosed herein and summarizing the Company's estimated charge to operating results to date during the quarter ending December 31, 2008 resulting from all of the support arrangements provided to date. Attached hereto as Exhibit 99.2 and incorporated herein by reference is a schedule summarizing the Company's estimated charges to operating results to date for the quarter ending December 31, 2008 and cumulatively for all periods resulting from each form of support the Company has provided to date.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits

Exhibit No.   Subject Matter

10.1   Amended and Restated Total Return Swap Transactions Agreement dated November 20, 2008 between Legg Mason, Inc. and Barclays Bank PLC, filed herewith

10.2   5-Year Revolving Credit Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)

10.3   Amendment No. 1 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)

10.4	Amendment No. 2 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)
10.5	Amendment No. 3 to the 5-Year Revolving Credit Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.6	Amendment No. 4 to the 5-Year Revolving Credit Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.7	Amendment No. 5 to the 5-Year Revolving Credit Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith
10.8	Term Loan Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)
10.9	Amendment No. 1 to the Term Loan Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)
10.10	Amendment No. 2 to the Term Loan Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.11	Amendment No. 3 to the Term Loan Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.12	Amendment No. 4 to the Term Loan Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith
10.13	$135 million Capital Support Agreement dated December 1, 2008, among Legg Mason, Inc., LM Capital Company, LLC and the Liquid Reserves Portfolio, a series of Master Portfolio Trust, filed herewith

10.14	Capital Support Agreement, dated March 31, 2008, between Legg Mason, LM Capital Company, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008)
10.15	Capital Support Agreement, dated March 31, 2008, between Legg Mason, LM Capital Support III, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008)
10.16	Master Amendment No. 1 to Capital Support Agreements, dated September 18, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)
10.17	Master Amendment No. 2 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust, filed herewith
10.18	$125 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008)
10.19	$55 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008)
10.20	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith
10.21	Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Western Asset Money Market Fund, a series of Legg Mason Partners Money Market Trust, filed herewith
10.22	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Institutional Money Market Fund, filed herewith
10.23	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Institutional Money Market Fund, filed herewith

10.24	Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008 between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a series of Legg Mason Partners Institutional Trust, filed herewith
10.25	Amended and Restated $20 million Capital Support Agreement dated December 1, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Legg Mason Global Funds plc, filed herewith
99.1	Press Release of Legg Mason, Inc. dated December 1, 2008, filed herewith
99.2	Schedule of Quarter Ended December 31, 2008 and Cumulative Earnings Impact of Money Market Fund Support, filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: December 1, 2008   By: /s/ Thomas P. Lemke
                                                                       Thomas P. Lemke
                                                                      Senior Vice President and General Counsel

LEGG MASON, INC.
EXHIBIT INDEX

Exhibit No.	Subject Matter
10.1	Amended and Restated Total Return Swap Transactions Agreement dated November 20, 2008 between Legg Mason, Inc. and Barclays Bank PLC, filed herewith
10.2	5-Year Revolving Credit Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)
10.3	Amendment No. 1 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)
10.4	Amendment No. 2 to the 5-Year Revolving Credit Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)
10.5	Amendment No. 3 to the 5-Year Revolving Credit Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.6	Amendment No. 4 to the 5-Year Revolving Credit Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.7	Amendment No. 5 to the 5-Year Revolving Credit Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith
10.8	Term Loan Agreement, dated as of October 14, 2005, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; Citigroup Global Markets Inc., as Lead Arranger and Book Manager; and Bank of America, N.A., JPMorgan Chase Bank, N.A., The Bank of New York and Deutsche Bank AG New York Branch, as Co-Syndication Agents; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on October 14, 2005)
10.9	Amendment No. 1 to the Term Loan Agreement, dated as of January 3, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on January 3, 2008)

10.10	Amendment No. 2 to the Term Loan Agreement, dated as of April 9, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.11	Amendment No. 3 to the Term Loan Agreement, dated as of May 7, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto (incorporated by reference to the Company's Current Report on Form 8-K for the event on May 6, 2008)
10.12	Amendment No. 4 to the Term Loan Agreement, dated as of November 21, 2008, between Legg Mason, Inc., as Borrower; Citibank, N.A., as Administrative Agent; and the other banks thereto, filed herewith
10.13	$135 million Capital Support Agreement dated December 1, 2008, among Legg Mason, Inc., LM Capital Company, LLC and the Liquid Reserves Portfolio, a series of Master Portfolio Trust, filed herewith
10.14	Capital Support Agreement, dated March 31, 2008, between Legg Mason, LM Capital Company, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008)
10.15	Capital Support Agreement, dated March 31, 2008, between Legg Mason, LM Capital Support III, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to Legg Mason's Current Report on Form 8-K for the event on March 31, 2008)
10.16	Master Amendment No. 1 to Capital Support Agreements, dated September 18, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)
10.17	Master Amendment No. 2 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and the Liquid Reserves Portfolio, a Series of Master Portfolio Trust, filed herewith
10.18	$125 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008)
10.19	$55 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund (incorporated by reference to the Company's Current Report on Form 8-K for the event on June 30, 2008)
10.20	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith

10.21	Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008, between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support I, LLC, LM Capital Support II, LLC, LM Capital Support III, LLC, LM Capital Support IV, LLC and Western Asset Money Market Fund, a series of Legg Mason Partners Money Market Trust, filed herewith
10.22	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Institutional Money Market Fund, filed herewith
10.23	$20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Institutional Money Market Fund, filed herewith
10.24	Master Amendment No. 1 to Capital Support Agreements, dated December 1, 2008 between Legg Mason, Inc., LM Capital Company, LLC, LM Capital Support V, LLC and Western Asset Institutional Money Market Fund, a series of Legg Mason Partners Institutional Trust, filed herewith
10.25	Amended and Restated $20 million Capital Support Agreement dated December 1, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and Legg Mason Global Funds plc, filed herewith
99.1	Press Release of Legg Mason, Inc. dated December 1, 2008, filed herewith
99.2	Schedule of Quarter Ended December 31, 2008 and Cumulative Earnings Impact of Money Market Fund Support, filed herewith